UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.
Companhia Aberta
CNPJ/ME No. 32.785.497/0001-97

FATO RELEVANTE

Fechamento da operação de venda da Aesop

A NATURA &CO HOLDING S.A. (B3: NTCO3, NYSE: NTCO) comunica aos acionistas e ao mercado em geral que, em complemento às informações prestadas nos fatos relevantes de 03 de abril de 2023 e 15 de agosto de 2023, nesta data, foi concluída a venda da Aesop para a L'Oréal (a “Transação”). A Transação foi avaliada em US$ 2.586.988.081,00 (dois bilhões, quinhentos e oitenta e seis milhões, novecentos e oitenta e oito mil e oitenta e um dólares norte-americanos), valor este considerado como o preço final.

São Paulo, 30 de agosto de 2023.

Guilherme Strano Castellan

Diretor Financeiro e de Relações com Investidores

Este comunicado não constitui uma oferta de venda ou solicitação de uma oferta de compra de quaisquer valores mobiliários. Quaisquer ofertas, solicitações ou ofertas de compra, ou quaisquer vendas de valores mobiliários, serão feitas de acordo com os requisitos de registro do Securities Act de 1933, conforme alterado.

NATURA &CO HOLDING S.A.
Publicly-Held Company
CNPJ/ME No. 32.785.497/0001-97

MATERIAL FACT

Closing of the Aesop Transaction

NATURA &CO HOLDING S.A. (B3: NTCO3, NYSE: NTCO) informs its shareholders and the market in general that, further to the information provided in the material facts of April 3, 2023, and August 15, 2023, on this date, it concluded the sale of Aesop to L’Oréal (the “Transaction”). The Transaction was valued at US$ 2,586,988,081.00 (two billion, five hundred and eighty-six million, nine hundred and eighty-eight thousand and eighty-one US dollars), regarded as the final purchase price.

São Paulo, August 30, 2023.

Guilherme Strano Castellan

Chief Financial and Investor Relations Officer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: August 30, 2023